Mail Stop 3561

April 26, 2007

Via US Mail and Facsimile

Mr. Gustavo Castelli
Chief Financial Officer
Quilmes Industrial (Quinsa),
   Societe Anonyme
84, Grand Rue
L-1660 Luxembourg
Grand-Duchy of Luxembourg

     Re: Quilmes Industrial (Quinsa), Societe Anonyme
           Form 20-F for the fiscal year ended December 31, 2005
           Filed June 30, 2006
           File No. 001-14278

Dear Mr.Castelli:

     We have reviewed your response letter dated March 19, 2007 and have the following comment.

Form 20-F for the fiscal year ended December 31, 2005

Item 17. Financial Statements, page F-1

Note 34. Reconciliation of net income and shareholders equity to US GAAP, page F-43

     We are not persuaded that an agreement between two entities to vote their shares in concert for the approval of one transaction that is consummated two and a half years later meets the criteria for those two entities to be considered under common control. Further, you indicate that since BAC was the sole controlling shareholder of Quinsa in January 2003 when the strategic alliance was executed, the acquisition of the shares from BAC two and one half years later should be considered a transaction between entities under common control. We are not persuaded that Quinsa's acquisition of the minority shares held by BAC in QI(B) in 2005 represents a transaction of entities under common control under US GAAP. Please revise your financial statement disclosures accordingly. Please revise the notes to the financial statements accordingly.

Please send us your response to these comments within 10 days or tell us when you will provide us with a response. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief